NEWS RELEASE
TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

TWO NICKEL RICH ZONES DRILLED – GRADES UP TO 1.7% NICKEL

May 22, 2007 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) reports that two nickel rich zones have been drilled at the (100% owned) Fenelon nickel target, with every hole drilled in the zones encountering strong nickel mineralization in massive sulfide horizons. The southern target is 1.3 kilometers long and the northern target is 800 meters long. Both targets strike along a northwest trend, and lie approximately one kilometer apart. The southern target is identified by five drill holes and the northern target is identified by four drill holes. All drilling has focused on the strike extent of the nickel mineralization that is located between 100 meters and 300 meters from surface. Drilling up dip and down dip has yet to be completed, and the targets remain open everywhere in these directions.

The Fenelon nickel occurrence is strikingly similar to the Kambalda nickel mines in Western Australia, where very significant nickel mining has taken place since the 1960’s. At Kambalda, nickel is mined from 0.5 to 5 meter thick layers that are 100 to 300 meters wide and up to 1,000 meters long. Numerous economic nickel deposits occur at Kambalda in Archean ultramafic flows that consist of komatiitic (high magnesium) basalt. Worldwide, many nickel deposits of this type were formed during Archean times. High grade nickel at Kambalda generally grades over 1% nickel and is usually contained within lower grade zones that are 10 to 30 meters thick. Published pre-mining reserves at the Kambalda – St. Ives mines were 31 million tonnes of ore containing nearly 2.5 billion pounds of nickel.

This description of the nickel occurrences at Kambalda is very similar to what has been observed at Fenelon in Bonanza’s drilling. The nickel mineralization at Fenelon is contained in Archean komatiic basalts. The mineralized zones at Fenelon, while they remain open along strike and down dip, are of similar strike length to those at Kambalda. These exciting developments will be followed by drilling up and down dip to further explore the Fenelon nickel deposits.

Northern Nickel Rich Massive Sulfide Zone:

The northern nickel zone at Fenelon is identified by four drill holes. One hole, FA06-284 was drilled during 2006, and as previously announced contains 28 meters grading 0.28% nickel, along with other base metals. Within this zone lies 14 meters grading 0.43% nickel, which contains three (3) 0.5 meter zones grading 1.7% nickel, 1.6% nickel and 1.6% nickel. Three drill holes have been completed in the current drilling program.

Drill hole FA07-305 is 700 meters southeast of FA06-284 along strike, and contains 14.2 meters grading 0.24% nickel, including a 0.5 meter zone grading 1.4% nickel, and a 20.0 meter zone grading 0.15% nickel. Drill hole FA07-307 is 100 meters northwest of FA06-284 along strike, and is the last hole drilled in this direction. Drill hole FA07-307 contains 22.4 meters grading 0.12% nickel and another 11.0 meter zone grading 0.18% nickel. The mineralization remains open to the northwest. Drill hole FA07-308 was drilled 100 meters southeast of FA06-284 and contains 2.8 meters grading 0.18% nickel.

Southern Nickel Rich Massive Sulfide Zone:

The southern nickel zone at Fenelon is identified by five drill holes. Three holes were drilled during 2006 and were drilled approximately 650 meters apart, along strike on a northwest trend. As previously announced, the southern hole, FA06-273 contains 15.2 meters grading 0.31% nickel and 2.5 meters grading 0.49% nickel. FA06-285 was drilled 1,300 meters northwest of FA06-273 and contains 10 meters grading 0.15% nickel, including 2 meters grading 0.6% nickel, including 0.6 meters grading 0.81% nickel, and 2.4 meters grading 0.16% nickel. FA06-272 was drilled approximately midway between FA06-273 and FA06-285, and contains 11.6 meters grading 0.042% nickel and 0.5 meters grading 0.11% nickel. These drill holes also contain other base metal mineralization. Two drill holes have been completed in the current drilling program.

Drill hole FA07-304 was drilled 150 meters southeast of FA06-273 and contains 3.3 meters grading 0.1% nickel and 1.5 meters grading 0.18% nickel. Drill hole FA07-303 was drilled 100 meters northwest of FA06-273 and contains 1 meter grading 0.23% nickel with anomalous other metals.

A total of six holes with a combined length of 3,459 meters were completed in the current drilling program at the Fenelon nickel targets. Laboratory results from drill hole FA07-306 are pending. FA07-306 was drilled in the northern target, and will be the first hole to test the dip extent of the nickel mineralization. It offsets the nickel zone in FA06-284, approximately 60 meters down dip.

Bonanza also completed additional down hole geophysics during 2007 that has better defined the extent, magnitude and location of previous geophysical anomalies. These data will help guide further drilling to further define the exciting potential of these nickel targets.

Summary of 2007 Drill Hole Nickel Results

Drill Hole #	From Meters	To Meters	Interval Meters	Interval Feet	Average Grade
					Cu %	Zn %	Ni %
FA-07-303	185.9	186.9	1	3.28			0.23
	429	430.9	1	3.28		0.1
	469.5	470	0.5	1.64	0.09
FA-07-304	96.9	100.2	3.3	10.83			0.1
	174.5	176	1.5	4.92			0.18
FA-07-305	113.8	114.35	0.55	1.80	0.1		1
	120	121	1	3.28			0.34
	269	278.45	9.45	31.00			0.1
	322	342	20	65.62			0.15
including	338.5	339	0.5	1.64	0.42
	373	387.2	14.2	46.59			0.24
including	385	387.2	2.2	7.22	0.23
including	386.73	387.2	0.47	1.54			1.39
	404	411	7	22.97			0.07
FA-07-307	215	216.2	1.2	3.94		0.26
	237	238	1	3.28			0.33
	374	396.5	22.4	73.49			0.12
	441	452	11	36.09			0.18
including	448	451	3	9.84	0.13
FA-07-308	184.3	186	1.7	5.58		0.27
	195	199.2	4.2	13.78		0.25
	390	392.8	2.8	9.19			0.18

The currently announced core holes were drilled at high angles to the expected mineralized zone, and therefore represent a close approximation of the true width. The drill hole intercepts are not true width but reflect the cored thickness through mineralized zones. Laboratory results for drill hole FA07-306 are still pending, and while laboratory turnaround times are lengthy, these new results are expected within two or three weeks. The timing of the current results has been slowed by the analysis of drill samples from other projects Bonanza has been drilling in early 2007.

About Bonanza

Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

Qualified Person

The Fénélon Project is managed by Bonanza’s J.P. Berube, P. Geo. (OGQ), under the technical supervision of Robert Hawkins, VP Exploration for Bonanza, all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented. This Press Release has been prepared and revised under the supervision of Robert Hawkins, VP Exploration for Bonanza responsible for its projects.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Capital Partners
Attention: Michael Rodger
Phone: 604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com